VF 4/28/05

X 3-16

SECURITI[illegible] 05038776 [illegible]ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWALLIANCE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 CHURCH STREET 7TH FLOOR
(No. and Street)

NEW HAVEN, (City) CONNECTICUT (State) 06510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD B. TROUTMAN (203) 789-2743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

100 PEARL STREET (Address) HARTFORD (City) CONNECTICUT (State) 06103 (Zip Code)

PROCESSED
APR 29 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C. 185 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Edward Diamond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewAlliance Investments, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kathleen H Bowery

Notary Public My Commission Expires 1/31/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NewAlliance Investments, Inc.

(A Wholly-Owned Subsidiary of NewAlliance Bank)

Financial Statements and
Supplementary Schedule pursuant to
Securities and Exchange Commission Rule 17a-5
December 31, 2004 and 2003

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Index to Financial Statements
December 31, 2004 and 2003

Page(s)

* These supplemental schedules have not been included in the report as they are not applicable to NewAlliance Investments, Inc.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors of
NewAlliance Investments, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of NewAlliance Investments, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and the period from October 21, 2003 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 8, 2005

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Cash	$ 3,341,884	$ 858,527
Deposit with clearing broker	50,170	50,000
Total cash and cash equivalents	3,392,054	908,527
Accrued income receivable	210,587	51,057
Income tax receivable from Parent Company	-	60,455
Fixed assets	95,810	96,767
Other assets	132,500	-
Total assets	$ 3,830,951	$ 1,116,806
Liabilities and Shareholder's Equity		
Liabilities		
Accrued expenses and other liabilities	273,174	22,795
Payable to Parent Company	22,790	11,855
Accrued income taxes payable to Parent Company	822,338	-
Total liabilities	1,118,302	34,650
Shareholder's Equity		
Common stock: $10 per share, 5,000 shares authorized and outstanding	50,000	50,000
Additional paid-in-capital	1,215,705	1,115,705
Retained earnings (deficit)	1,446,944	(71,257)
Total shareholder's equity	2,712,649	1,094,448
Total liabilities and shareholder's equity	$ 3,830,951	$ 1,129,098

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Operations
For the Year Ended December 31, 2004 and the Period from October 21, 2003 to December 31, 2003

	2004	2003
Revenues		
Commissions - annuity product sales	$ 4,113,240	$ 176,594
Commissions - investment security product sales	1,063,960	105,639
Commissions - insurance product sales	350,031	14,637
Other income	19,232	801
Total revenues	5,546,463	297,671
Expenses		
Salaries, wages and benefits	2,525,289	285,755
Occupancy and equipment	165,006	43,915
Fees and services	226,508	36,071
Advertising	149,825	26,490
Office supplies	83,159	14,137
Other operating expense	56,137	929
Total expenses	3,205,924	407,297
Net income (loss) before income taxes	2,340,539	(109,626)
Income tax (expense) benefit	(822,338)	38,369
Net income (loss)	$ 1,518,201	$ (71,257)

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2004 and the
Period from October 21, 2003 to December 31, 2003

Balance at October 21, 2003	$ -
Capital contribution received	1,165,705
Net loss	(71,257)
Balance at December 31, 2003	1,094,448
Capital contribution received	100,000
Net income	1,518,201
Balance at December 31, 2004	$ 2,712,649

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statement of Cash Flows
For the Year Ended December 31, 2004 and the
Period from October 21, 2003 to December 31, 2003

	2004	2003
Cash flows from operating activities		
Net income (loss)	$ 1,518,201	$ (71,257)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	28,512	7,267
Changes in assets and liabilities		
Increase in accrued income receivable	(159,530)	(15,707)
Increase in other assets	(20,208)	(8,229)
Decrease (increase) in income taxes receivable	60,455	(38,369)
Increase in accrued expenses and other liabilities	250,379	6,281
Increase in payable to Parent Company	10,935	5,474
Increase in income tax receivable	-	(38,369)
Increase in accrued income taxes	822,338	-
Net cash provided by (used in) operating activities	2,511,082	(152,909)
Cash flows from investing activities		
Purchase of fixed assets	(27,555)	(2,508)
Net cash used in investing activities	(27,555)	(2,508)
Cash flows from financing activities		
Cash contribution from parent company	-	1,025,075
Net cash provided by financing activities	-	1,025,075
Net increase in cash and cash equivalents	2,483,527	908,527
Cash and cash equivalents at beginning of period	908,527	-
Cash and cash equivalents at end of year	3,392,054	908,527
Non-cash operating, investing and financing activities		
Transfer of non-cash net assets from parent company	$ 100,000	$ 140,130

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business

NewAlliance Investments, Inc. (the "Company") (formerly NHSB Financial Services, Inc.), a wholly-owned subsidiary of NewAlliance Bank (the "Bank" or the "Parent") (formerly New Haven Savings Bank), is headquartered in New Haven, Connecticut. The Company is registered as a broker-dealer in 15 states. The Company was approved as a registered broker-dealer by the National Association of Securities (NASD) on October 21, 2003. The Company provides securities brokerage products and services to the general public, including customers of the Bank. Products and services include the offering and sale of equity securities, debt securities, mutual funds and options. The Company also engages in the sale of life, health, disability insurance and fixed annuity products. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the NASD and the Securities Investors Protection Corporation (SIPC).

The Company was capitalized by issuing 5,000 shares of common stock to NewAlliance Bank in exchange for the net assets of NHSB Insurance Services, Inc. which consisted primarily of $1,025,575 of cash and $140,130 of other assets.

The Company changed its name from NHSB Financial Services, Inc. to NewAlliance Investments, Inc. in connection with the Parent Company's conversion from a state-chartered mutual bank to a state-chartered stock bank on April 1, 2004.

Use of Estimates in Preparation for Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of the amounts held at the Bank and other financial institutions.

Cash Segregated Under Federal Regulations

Cash of $50 has been deposited in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2004 and December 31, 2003, there were no funds deposited by customers or funds accruing to customers as a result of trades or contracts. Therefore, the Company is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(i) under the Securities Exchange Act of 1934.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method using the estimated lives of the assets ranging from five to seven years.

Commissions
The Company earns commissions for execution of securities, mutual funds, and insurance transactions. Commission income and related expenses are recorded on a settlement date basis. The difference between using settlement date accounting and trade date accounting, as required by accounting principles generally accepted in the United States of America, is not material.

Income Taxes
The Company is included in the consolidated federal income tax return and the combined Connecticut State income tax return filed by NewAlliance Bank. The provision for federal and state taxes is calculated as if the Company were filing separate income tax returns using NewAlliance Bank's statutory rates. In accordance with a tax sharing arrangement, income taxes are allocated to the Company primarily based on the ratio of the Company's taxable income or loss to the total taxable income or loss. The Company generally recognizes deferred income taxes when assets and liabilities have different values for financial statement and tax reporting purposes. Note 6 contains detailed information about the Company's income taxes.

2. Acquisitions

Simultaneous with the Bank's conversion to a state-chartered stock bank, on April 1, 2004 it completed its acquisitions of Connecticut Bancshares, Inc. (Connecticut Bancshares) and Alliance Bancorp of New England, Inc. (Alliance Bancorp). In connection with these acquisitions NewAlliance Investments, Inc. added financial advisors/sales assistants to certain of the former Connecticut Bancshares, Inc. and Alliance Bancorp of New England, Inc.'s retail branch locations. The former Connecticut Bancshares and Alliance Bancorp provided investment, insurance and annuity products to its customers through a relationship with an unrelated third-party; this relationship was dissolved on the date of acquisition.

3. Fixed Assets

Fixed assets consist of the following at December 31, 2004 and 2003:

	2004	2003
Furniture and equipment	$ 106,678	$ 67,091
Computer hardware	91,376	31,543
Computer software	18,787	5,400
Capital projects in progress	371	-
	217,212	104,034
Less: Accumulated depreciation	(121,402)	(7,267)
Total	$ 95,810	$ 96,767

4. Net Capital

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule prohibits the Company from engaging in any securities transactions unless minimum net capital is maintained. The minimum net capital level is the greater of $250,000 or 6.67% of aggregate indebtedness (12.50% of aggregate indebtedness for the first 12 months after commencing business as a broker-dealer). Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for the first 12 months after commencing business as a broker-dealer). The rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

The NASD requires that cash deposits with a parent bank are allowable assets for net capital purposes only to the extent that the deposits represent normal day-to-day operating expenses. The Company had a cash deposit of $2,907,483 and $507,030 with the Bank on December 31, 2004 and 2003, respectively. Allowable cash is limited to $816,610 and $156,990 on December 31, 2004 and 2003, respectively. Non-allowable cash in the net capital computation is the total cash deposit at the Bank less the allowable portion, or $2,090,873 and $350,040 on December 31, 2004 and 2003, respectively.

The Company had net capital for regulatory purposes of $347,623 and $523,837 on December 31, 2004 and 2003, respectively, and a minimum net capital requirement of $250,000 for both years. The ratio of aggregate indebtedness to net capital was 3.22 to 1 and .066 to 1 at December 31, 2004 and 2003, respectively.

5. Related Party Transactions

The Company also relies on the bank for various services including participating in the Bank's employee benefit programs, office space and office supplies. The Bank allocates these expenses to the Company based on an agreement between the Company and the Bank. Amounts expensed but not yet paid are recognized as payable to the Bank on the statement of financial condition. If the Company were to seek these items from an unrelated third party, amounts expensed could differ materially.

The Company relies on the Bank to pay certain expenses directly attributable to the Company such as salaries, marketing expenses, and legal fees.

The Bank also provides services to the Company such as technology support, human resources support, internal audit, and financial support for which there is not a charge for services. If the Company were charged for these services or if they were to seek these services from an unrelated third party, amounts expensed could be material to the Company's financial statements.

The Company currently occupies space in the Bank offices. The Bank allocates occupancy expense to the Company based on the square footage of space that the Company occupies. Occupancy expense amounted to $114,500 and $28,469 during 2004 and 2003, respectively.

The Bank provides medical and life insurance benefits to the Company's employees. The Bank allocates these benefits to the Company based on the salaries of the Company's employees. Insurance expenses amounted to $57,744 and $14,382 during 2004 and 2003, respectively.

6. Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2004 and the period from October 21, 2003 to December 31, 2003 consists of the following:

	2004	2003
Current		
Federal	$ 822,338	$ (38,369)
State	-	-
	822,338	(38,369)
Deferred		
Federal	-	-
State	-	-
Provision (benefit) for income taxes	$ 822,338	$ (38,369)

The Company had no deferred taxes at December 31, 2004 or December 31, 2003. The Company has no material permanent differences, so the Company's effective tax rate approximates the federal effective rate of 35.0% which is the statutory rate for its Parent. The Company settles current taxes with the Parent Company on a current basis.

7. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2004 and 2003, uninsured cash and cash equivalent balances aggregated $3,062,718 and $658,527, respectively.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The carrying broker has a lien on all assets of the Company. The Company maintains a required deposit of at least $50,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004 and 2003, the Company had recorded no liabilities with regard to the right.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2004 Schedule I

Net capital		
Capital	$	2,712,649
Less nonallowable assets:		
Cash		2,090,873
Fixed assets		95,810
Accrued income receivable		44,260
Prepaid expenses		32,500
Infinex stock		100,000
Net capital before haircuts		349,206
Haircuts		1,583
Net capital		347,623
Less net capital requirement (greater of $139,788 (12.50% of aggregate indebtedness) or $250,000)		250,000
Net capital in excess of requirements	$	97,623

Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934 as of December 31, 2003

Total liabilities	$	1,118,302
Exclusions from aggregate indebtedness		-
Aggregate indebtedness	$	1,118,302
Ratio of aggregate indebtedness to net capital		3.22 %

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2004.